Exhibit 2.1

CERTAIN CONFIDENTIAL PORTIONS OF THIS EXHIBIT WERE OMITTED BY MEANS OF MARKING SUCH PORTIONS WITH BRACKETS (“[***]”) BECAUSE THE IDENTIFIED CONFIDENTIAL PORTIONS (I) ARE NOT MATERIAL AND (II) ETHZILLA CORPORATION CUSTOMARILY AND ACTUALLY TREATS THAT INFORMATION AS PRIVATE OR CONFIDENTIAL.

ENGINE SALE AND PURCHASE AGREEMENT

Dated as of January 12, 2026

BETWEEN

AVEAN ENGINE SOLUTIONS, LLC

as Seller

and

ETHZILLA AEROSPACE LLC

as Buyer

with respect to the sale and purchase of two (2) CFM International model CFM56-7B24 aircraft engines bearing manufacturer’s serial numbers [***] and [***]

ENGINE SALE AND PURCHASE AGREEMENT

THIS ENGINE SALE AND PURCHASE AGREEMENT (this “Agreement”) is dated as of this 12th day of January, 2026 and entered into by and between:

(1)	AVEAN ENGINE SOLUTIONS, LLC, a limited liability company organized under the laws of Florida whose address and principal place of business is located at [***]. (“Seller”); and

(2)	ETHZILLA AEROSPACE LLC, a limited liability company organized under the laws of Nevada, whose address and principal place of business is located at [***]. (“Buyer”).

Seller and Buyer may collectively be referred to as the “Parties” or each one individually referred to as a “Party” as the context so requires.

In consideration of and subject to the mutual covenants, terms and conditions contained in this Agreement, Seller hereby agrees to sell to Buyer and Buyer hereby agrees to purchase from Seller the Engines (as defined below), and Seller and Buyer further agree as follows:

1.	Definitions. The following capitalized terms used in the Transaction Documents and not otherwise defined shall have the following respective meanings:

“Actual Knowledge” has the meaning given to such term in Section 13(i).

“Adjusted Purchase Price” means, with respect to an Engine, the amount which is A, where:

A	=	B + C – D
B	=	the applicable Purchase Price for such Engine;
C	=	the applicable Interest Amount for such Engine; and
D	=	the applicable Rental Amount for such Engine.

“Adjustment Period” means, the period beginning on the Economic Closing Date and ending on (and including) the Closing Date for such Engine.

“Affiliate” means a Person or an entity that directly or indirectly controls, is controlled by, or is under common control with, another Person or entity, including, among the others, executive officers, directors, large stockholders, subsidiaries, parent entities and sister companies.

“Basic Rent” means “Rent” (as defined in the Lease for such Engine) payments made by the Lessee to Seller under the Lease for such Engine.

“Bill of Sale” means, with respect to an Engine, a warranty bill of sale substantially in the form of Exhibit B hereto.

“Business Day” means a day other than a Saturday or Sunday on which the banks in West Palm Beach, Florida, are open for the transaction of business of the type required by this Agreement.

“Buyer Indemnitees” means each of Buyer and its Affiliates and each of their respective shareholders, members, directors, officers, managers, servants, agents, representatives, employees, successors and assigns.

“Cape Town Treaty” means, collectively, the official English language text of the Convention on International Interests in Mobile Equipment and the Protocol to the Convention on International Interests in Mobile Equipment on Matters specific to Aircraft Equipment each adopted on November 16, 2001 at a diplomatic conference in Cape Town, South Africa.

“Casualty Event” means, with respect to an Engine, the actual or constructive total loss or destruction of such Engine or damage thereto beyond economic repair, as determined by Lessee (acting reasonably), during the term of the Lease for such Engine, or the loss of possession of such Engine for more than sixty (60) days by reason of seizure, requisition, theft, disappearance, or otherwise.

“Claims” has the meaning given to such term in Section 10(a).

“Closing” means, with respect to an Engine, the transfer of title to such Engine as evidenced by Seller’s execution and delivery of the Bill of Sale for such Engine to Buyer.

“Closing Date” means, with respect to each Engine, the date on which Closing actually occurs.

“Cutoff Date” has the meaning given to such term in Section 11(a).

“Delivery Location” means, with respect to an Engine, a location mutually agreed upon by Buyer and Seller in writing, acting reasonably, to ensure that no Taxes will be imposed upon Seller, Buyer or such Engine as a result of the transfer of title to such Engine while such Engine is located in such jurisdiction.

“Delivery Receipt” means, with respect to an Engine, a delivery receipt in the form of Exhibit C hereto.

“Deposit” means: (a) $599,272.70 with respect to [***]; and (b) $616,663.90 with respect to [***].

“Dollars” and the sign “$” means the lawful currency of the United States of America.

“Economic Closing Date” means September 30, 2025.

“Engines” means, collectively (a) one (1) CFM International model CFM56-7B24 aircraft engines bearing manufacturer’s serial number [***] (“[***]”) and (b) one (1) CFM International model CFM56-7B24 aircraft engines bearing manufacturer’s serial number [***] (“[***]”), together with all Parts, Engine Records and Engine Stand related to such engine. The term “Engine” means either of the Engines, as applicable.

“Engine Records” means, with respect to an Engine, all records, logs, technical data, manuals and other documents (including any electronically stored documents) relating to such Engine, in each case, to the extent such documents are in Seller’s possession or control or to the extent that Seller is entitled to receive such documents pursuant to the applicable Lease.

“Engine Stand” means, with respect to an Engine, the engine stand delivered by Seller to

Lessee with the Engine pursuant to the Lease.

“Event of Default” shall have the meaning given to such term in the Lease for an Engine.

“FAA” means the Federal Aviation Administration.

“FAA Counsel” means the law firm of [***].

“Final Closing Date” means January 23, 2026 or such later date as may be agreed between the Parties in writing.

“Financing Lien” means, with respect to an Engine, the Lien granted by Seller to [***]over such Engine in connection with Seller’s financing of such Engine with [***].

“Government Entity” means any (a) nation, state, county, city, town, village, district, or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal); (d) multinational organization or body; or (e) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory, or taxing authority or power of any nature.

“GTA” means Aircraft Engine Lease General Terms Agreement dated as of April 26, 2025 between Lessee, as lessee and Seller, as lessor.

“Interest Amount” means, with respect to an Engine, the amount of interest calculated on the Purchase Price of the Engine for the Adjustment Period for the Engine at a rate of interest equal to ten percent (10%) per annum, such amount of interest to be calculated on the basis of a year of 360 days and the actual number of days elapsed.

“International Registry” means the International Registry of Mobile Assets established under the Cape Town Convention.

“KYC” means know your customer.

“Lease” means (a) with respect to [***], that certain Aircraft Engine Lease Agreement dated June 20, 2025 between Lessee, as lessee and Seller, as lessor, pertaining to the lease of [***], which incorporates all of the terms and conditions of the GTA; and (b) with respect to [***], that certain Aircraft Engine Lease Agreement dated March 13, 2025 between Lessee, as lessee and Seller, as lessor pertaining to the lease of [***], which incorporates all of the terms and conditions of the GTA.

“Lease Assignment” means, with respect to a Lease for an Engine, an assignment, assumption and amendment agreement among Seller, Buyer and the Lessee assigning the Seller’s rights and obligations under such Lease to Buyer, in a form reasonably acceptable to Buyer, Seller and the Lessee.

“Lease Documents” means, with respect to an Engine, the documents set forth in Schedule 1 hereto.

“Lessee” means [***].

“Lien” means any and all liens, security interests, mortgages, encumbrances, rights of first offer, rights of first refusal, attachments, leases and claims of third parties.

“Material Damage” means, with respect to an Engine, damage to such Engine that (i) is anticipated to cost more than $250,000.00 to repair or (ii) after repair (whether or not such repair is undertaken) is reasonably expected to cause a permanent impairment to the value of such Engine in excess of $250,000.00.

“Notice” has the meaning given to such term in Section 14.

“OFAC” means the U.S. Treasury Department’s Office of Foreign Assets Control.

“Option Price” means, with respect to an Engine, $3,000,000.00.

“Part” means, with respect to an Engine, any appliance, part, accessory or other item of equipment pertaining to, installed on, or attached to such Engine, in each case, to which the Seller has title as contemplated by the Lease for such Engine.

“Permitted Lien” means, with respect to an Engine, (a) the Lease and the rights of the Lessee thereunder, (b) any Lien expressly permitted under the Lease (but excluding any Lien arising through the Seller), and (c) any Lien created by or through Buyer.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock company, company, firm, trust, organization, government, or any agency or political subdivision thereof or any other entity, whether or not having a separate legal personality.

“Purchase Price” means: (a) $5,992,727.00 with respect to [***]; and (b) $6,166,639.00 with respect to [***].

“Purchase Price Balance” means, with respect to an applicable Engine, the Purchase Price for such Engine minus the Deposit for such Engine.

“Release of Lien” means, with respect to an Engine, a release of lien (a) releasing the Engine from the Financing Lien; (b) terminating the Financing Lien on the FAA registry; and (c) authorizing FAA Counsel to discharge the Financing Lien from the International Registry.

“Rental Amount” means with respect to an Engine, the aggregate amount of Basic Rent and Supplemental Rent actually received by Seller from the Lessee under the Lease for such applicable Engine and attributable to the period from (and including) the Economic Closing Date to (but excluding) the Closing Date, but excluding Supplemental Rent due from Lessee for such Engine after the Economic Closing Date but attributable to usage of such Engine prior to the Economic Closing Date.

“Required Condition” means, with respect to an Engine, that at the expiration or earlier termination of the Lease for such Engine, such Engine (a) is absent any severe damage due to foreign object damage, domestic object damage, overtemp, blade liberation or a similarly significant event and has not been involved in an incident or accident during the term of the Lease but, in otherwise “AS-IS”, “WHERE-IS” as-removed condition; (b) has complete back-to-birth traceability for all life limited parts installed on the Engine during the term of the Lease; and (c) is free and clear of any and all Liens other than Liens arising by or through Service Provider.

“Seller Indemnitees” means each of Seller, [***] and their respective Affiliates and each of their respective shareholders, partners, members, directors, officers, managers, servants, agents, representatives, employees, successors and assigns.

“Servicer” means [***].

“Servicer Fee” means, with respect to an Engine, an amount equal to the sum of [***] of the Basic Rent and [***] of the Supplemental Rent actually received by Buyer, as lessor, from Lessee, as lessee under the Lease for such Engine.

“Servicing Agreement” means a servicing agreement to be entered into between Buyer, as owner and Servicer, as servicer, with respect to:

(a)	Servicer’s management of the Engines on behalf of Buyer from and after the Closing Date during the duration of the Lease for such Engine in exchange for a monthly Servicer Fee;

(b)	the right of Buyer (but not the obligation) to require Servicer (or Servicer’s designated affiliate) to purchase either or both of the Engines from Buyer for the Option Price ($3,000.000.00 per Engine) following the expiration or earlier termination of the Lease with respect to such Engine provided that such Engine is in the Required Condition (as determined solely through Buyer’s review of Engine Records provided by Lessee at lease return and any return inspections permitted under the applicable Lease); and

(c)	the right of Servicer (but not the obligation) to require Buyer to sell either or both of the Engines to Servicer (or Servicer’s designated affiliate) for the Option Price ($3,000,000.00) per Engine, following the expiration or earlier termination of the Lease with respect to such Engine.

“Scheduled Closing Date” means January 16, 2026 or such later date as may be agreed between the Parties.

“Supplemental Rent” means the “Use Fees” (as defined in the Lease for such Engine) payments made by the Lessee to Seller under the Lease.

“Taxes” and “Tax” have the meanings given to such terms in Section 3(c).

“Tax Indemnitee” means Seller and its Affiliates.

“Trade Control Laws” means all laws and regulations relating to: (a) economic, trade and financial sanctions administered or enforced by OFAC or the U.S. Department of State; (b) export and re-export controls administered or enforced by the U.S. Department of Commerce or U.S. Department of State; (c) U.S. anti-corruption laws, including but not limited to, the U.S. Foreign Corrupt Practices Act of 1977, as amended; and (d) any other U.S. law of similar effect or that relates to U.S. trade controls or anti-corruption, in each case, as may amended from time to time.

“Transaction Documents” means this Agreement, the Bills of Sale, the Delivery Receipts, the Lease Assignments, the Servicing Agreement and any other ancillary documents executed by a Party in connection therewith.

2.	Sale of Engines. Subject to the provisions of this Agreement, Seller agrees to sell each of the Engines to Buyer and Buyer agrees to purchase each of the Engines from Seller for the applicable Adjusted Purchase Price associated with such applicable Engine, on the applicable Closing Date in an “as is, where is” condition with all faults, except as expressly set forth herein.

If a Casualty Event occurs with respect to an Engine after the date of this Agreement and prior to the Closing Date for such Engine, neither Party will have any further liability to the other with respect to such Engine, except that (i) any amount of the Purchase Price Balance in respect of such Engine actually received by Seller shall be refunded to Buyer and (ii) Seller shall promptly return to Buyer per Buyer’s written instructions the applicable Deposit in respect of such Engine or will instruct Seller to apply such Deposit towards the Adjusted Purchase Price payable with respect to the next Engine to close.

3.	Deposit; Adjusted Purchase Price, Taxes; Subsequent Receipt of Rental Amounts.

(a)	Deposit. Seller and Buyer acknowledge that, prior to the date of this Agreement, Buyer paid a Deposit for each Engine to the Seller and each of the Deposits shall be non-refundable except as expressly provided herein. If this Agreement is terminated and Buyer is entitled to a refund of a Deposit pursuant to the terms of this Agreement, Seller shall return such Deposit to Buyer in full (without interest) within three (3) Business Days from the date that Seller receives Buyer’s written wire instructions.

(b)	Adjusted Purchase Price. On or prior to the applicable Closing Date for an Engine, payment of the Adjusted Purchase Price less the Deposit for an Engine will be made in immediately available funds by wire transfer to the following bank account of Seller:

Beneficiary Name: Avean Engine Solutions, LLC Bank Name: [***]

Bank Address: [***]

ABA Routing No.: [***]

SWIFT: [***]

Account: [***]

Reference: [***]

(c)	Taxes

(i)	Buyer agrees to promptly pay when due, all sales, use, stamp duty, value added, transfer and any similar taxes together with all fees, levies, customs, duties, charges, deductions or withholdings however or wherever imposed (whether imposed upon Buyer, any Tax Indemnitee, the Engines or otherwise) by any jurisdiction now or hereafter together with all and any assessments, penalties, fines, additions or interest thereon in connection with this Agreement and the transactions contemplated hereunder (all of the foregoing collectively referred to herein as “Taxes” or each as a “Tax”), excluding: (1) any tax that is based on or measured by the net income, profits or gains of Seller in its jurisdiction of formation or where it maintains a permanent establishment; or (2) any Taxes that relate to the period prior to Closing and unrelated to the transactions described in this Agreement. Seller and Buyer shall cooperate to structure the transaction to lawfully eliminate or minimize any Taxes.

(ii)	Buyer shall indemnify and hold each Seller Tax Indemnitee harmless (on an after-tax basis) against all such Taxes for which Buyer is responsible for hereunder, including any reasonable attorney’s fees incurred by such Tax Indemnitee for defending against such Taxes. The amount which Buyer is required to pay with respect to any Taxes indemnified against under this provision, shall be an amount sufficient to restore such Tax Indemnitee on an after-tax basis to the same position such Tax Indemnitee would have been in had such Taxes not been incurred. Any amount required to be paid by Buyer pursuant to this indemnity obligation shall be paid within ten (10) business days after receipt of a written demand from Seller accompanied by documentation reasonably acceptable to Buyer which shall substantiate the basis for such indemnity and the computation of the amount so payable.

(d)	Subsequent Receipt of Rental Amounts.

(i)	If after the Closing Date for an Engine, Seller receives from Lessee or any other Person any Rental Amount for such Engine pursuant to the Lease, which is attributable to any day after the Economic Closing Date of such Engine, Seller will procure that such Rental Amount is promptly paid to a bank account designated by Buyer (and pending such payment Seller will hold the same in trust for Buyer).

(ii)	If after the Closing Date for an Engine, Buyer receives from Lessee or any other Person any Rental Amount or any other amount with respect to such Engine pursuant to the Lease which is attributable to any day on or prior to the Economic Closing Date, Buyer will procure that such Rental Amount or other amount is promptly paid to Seller’s bank account listed in Section 3(a) (and pending such payment Buyer will hold the same on trust for Seller).

4.	Technical Acceptance. Buyer hereby confirms that, prior to the date of this Agreement, Buyer completed or has had an opportunity to complete all inspections of the Engines, Engine Records and Lease Documents as Buyer deemed necessary in its sole discretion. Buyer hereby further confirms that the Engines, Engine Records and Lease Documents are technically acceptable to Buyer in all respects and that Buyer’s execution of this Agreement shall constitute Buyer’s irrevocable acceptance of the same.

5.	Delivery. Seller will deliver an Engine to Buyer on the Closing Date while such Engine is located at the Delivery Location. Seller will provide Buyer with flight schedules provided by Lessee for each Engine sufficiently in advance of the Closing Date for an Engine so the Parties can agree on a proposed Closing Date and time with respect to each Engine.

6.	Conditions to Buyer’s Obligations. The following are conditions precedent to Buyer’s obligation to purchase each Engine from Seller on the applicable Closing Date (which may be deferred or waived in full or in part by Buyer in writing, at its sole discretion):

(a)	such Engine shall be located at the Delivery Location;

(b)	such Engine will not have suffered a Casualty Event;

(c)	such Engine will not have suffered Material Damage that has not been repaired;

(d)	such Engine shall be free and clear of any and all Liens except for Permitted Liens and the Financing Lien;

(e)	Buyer shall have obtained at Buyer’s expense, FAA and International Registry searches with respect to such Engine and shall otherwise be satisfied that such Engine is free and clear of any Liens, except for Permitted Liens and the Financing Lien;

(f)	no Event of Default shall have occurred and be continuing under the Lease for such Engine;

(g)	Buyer will have received a counterpart of the Servicing Agreement duly executed by the Servicer;

(h)	FAA Counsel will have received the original, undated Release of Lien duly executed by [***] and shall have confirmed to Buyer receipt of the same and that when filed with the FAA, such Release of Lien will terminate the Financing Lien on the FAA registry;

(i)	receipt by Buyer of counterparts of the Lease Assignment for such Engine duly executed by Seller and the Lessee and Buyer being satisfied that all of the conditions precedent in such Lease Assignment to the obligations of Buyer have been satisfied or deferred or waived by Buyer in accordance with the terms thereof;

(j)	(i) Seller will have consented to the registration of the international interest created by the sale of such Engine from Seller to Buyer; (ii) Seller and Lessee will have consented to the assignment of international interest created by the Lease Assignment for such Engine; and (iii) [***] will have consented to the discharge of the international interest created by the Financing Lien with respect to such Engine, in each instance on the International Registry;

(k)	Buyer shall be satisfied that no Taxes will be imposed as a result of the sale and purchase of such Engine at the Delivery Location;

(l)	Buyer shall have received copies of all available historical bills of sale with respect to the Engine back to the date of manufacture;

(m)	each of the representations and warranties of: (i) Seller contained herein and in the Lease Assignment; and (ii) the Lessee contained in the Lease Assignment, will be true and correct in all material respects as of the Closing Date of the Engine (except to the extent that such representations and warranties relate solely to an earlier date, in which case they will be true and correct in all material respects as of such earlier date).

(n)	Buyer’s receipt of an officer’s certificate from Seller confirming that Seller’s representations and warranties under this Agreement are true and correct in all material respects as of the Closing Date and other customary confirmations with the following attachments included: (i) a copy of the constitutional documents of Seller, and (ii) a resolution or resolutions of the Seller’s board of directors (or applicable governing body) which are in full force and effect and not amended or rescinded approving the transactions contemplated by this Agreement and the other Transaction Documents to which Seller is a party and authorizing a Person or Persons to sign and deliver this Agreement and such other Transaction Documents and any notices or other documents to be given or entered into pursuant hereto or thereto on behalf of Seller; and

(o)	Buyer shall have received any KYC documentation requested from Seller and/or Lessee and shall be satisfied with the same.

If, with respect to an Engine, any of the foregoing conditions precedent have not been satisfied or waived by Buyer in writing on or before the Final Closing Date, Buyer may terminate this Agreement with respect to such Engine by written notice to Seller whereupon, Seller shall return the Deposit for such Engine to Buyer and thereafter, neither Party will have any further obligation or liability hereunder to one another hereunder with respect to such Engine save for the express terms of this Agreement that are intended to survive such termination.

7.	Conditions to Seller’s Obligations. The following are conditions precedent to Seller's obligation to sell each Engine to Buyer on the applicable Closing Date (which may be deferred or waived in full or in part by Seller in writing at its sole discretion):

(a)	such Engine will be located at the Delivery Location;

(b)	such Engine will not have suffered a Casualty Event;

(c)	Servicer will have received a counterpart of the Servicing Agreement duly executed by Buyer;

(d)	Seller shall have received the insurance certificate in the form required by Section 11 of this Agreement;

(e)	receipt by Seller of counterparts of the Lease Assignment for such Engine duly executed by Buyer and the Lessee and Seller being satisfied that all of the conditions precedent in the Lease Assignment to the obligations of Seller have been satisfied or deferred or waived by Seller in accordance with the terms thereof;

(f)	(i) Buyer will have consented to the registration of the international interest created by the sale of such Engine from Seller to Buyer; (ii) Buyer and Lessee will have consented to the assignment of international interest created by the Lease Assignment for such Engine; and (iii) [***] will have consented to the discharge of the international interest created by the Financing Lien with respect to such Engine, in each instance on the International Registry;

(g)	if applicable, receipt by Seller of a duly completed and executed copy of an appropriate sales tax exemption certificate or other documentation evidencing that no Taxes are due or collectible upon transfer of title to such Engine or such other documentation as reasonably requested by Seller;

(h)	Seller shall be satisfied that no Taxes (or other taxes) will be imposed as a result of the sale and purchase of such Engine at the Delivery Location;

(i)	each of the representations and warranties of: (i) Buyer contained herein and in the Lease Assignment; and (ii) the Lessee contained in the Lease Assignment, will be true and correct in all material respects as of the Closing Date of the Engine (except to the extent that such representations and warranties relate solely to an earlier date, in which case they will be true and correct in all material respects as of such earlier date).

(j)	receipt by the Seller of an officer’s certificate from Buyer confirming that Buyer’s representations and warranties under this Agreement are true and correct in all material respects as of the Closing Date and other customary confirmations, with the following attachments included: (i) a copy of the constitutional documents of Buyer, and (ii) a resolution or resolutions of Buyer’s board of directors (or applicable governing body) which are in full force and effect and not amended or rescinded approving the transactions contemplated by this Agreement and the other Transaction Documents to which Buyer is a party and authorizing a Person or Persons to sign and deliver this Agreement and such other Transaction Documents and any notices or other documents to be given or entered into pursuant hereto or thereto on behalf of Buyer; and

(k)	Seller shall have received any requested KYC documentation from Buyer and shall be satisfied with the same.

If, with respect to an Engine, any of the foregoing conditions precedent have not been satisfied or waived by Seller in writing on or before the Final Closing Date, Seller may terminate this Agreement by written notice to Buyer whereupon (and subject to the final sentence of this paragraph), Seller shall return the Deposit for such Engine to Buyer and thereafter, neither Party will have any further obligation or liability hereunder to one another hereunder with respect to such Engine save for the express terms of this Agreement that are intended to survive such termination. Notwithstanding the foregoing, in the event that any of the foregoing conditions are not satisfied by the Final Closing Date with respect to an Engine as a result of Buyer’s negligence or breach of this Agreement, Seller shall be entitled to payment of the Deposit for such Engine, not as a penalty but as liquidated damages for loss of the bargain.

8.	Closing; Post-Closing Actions

(a)	Closing. The Parties will use commercially reasonable efforts to close on the purchase and sale of the Engines on or about the Scheduled Closing Date but, in any event, no later than the Final Closing Date. Subject to the satisfaction, deferral or waiver of the conditions precedent in Sections 6 and 7 of this Agreement on the Closing Date for an Engine, title and risk of loss for such Engine will be conveyed by Seller to Buyer through Seller’s execution and delivery of a Bill of Sale to Buyer for such Engine following Seller’s receipt of the following items from Buyer:

(i)	the Purchase Price Balance for such Engine; and

(ii)	the Delivery Receipt for such Engine duly executed by Buyer.

(b)	Post-Closing Actions. Promptly following Closing on an Engine on the Closing Date for such Engine, Seller will cause FAA Counsel to:

(i)	date and file the Release of Lien with the FAA;

(ii)	discharge the international interest created by the Financing Lien from the International Registry;

(iii)	register the international interest created by the sale of such Engine by Seller to Buyer on the International Registry;

(iv)	register the international interest created by the Lease Assignment on the International Registry; and

(v)	provide filing confirmation and an International Registry priority search certificate to Buyer confirming that the actions set forth in sub-sections (i) through (iv) of this Section 8(b) have been taken.

9.	Warranties and Warranty Disclaimers.

(a)	Title Warranty: Seller warrants to Buyer that Seller on the Closing Date for an Engine, that Seller will have and will convey to Buyer, good and marketable title to such Engine, free and clear of any and all Liens except for Permitted Liens.

(b)	Engine Warranties. With respect to an Engine, Seller hereby assigns to Buyer any and all assignable warranties of manufacturers, service providers, supplier or maintenance facilities, overhaul agencies, of and for such Engine, effective concurrently with Closing on such Engine. Upon the request of Buyer, Seller shall give Buyer aid and assistance in enforcing the rights of Buyer arising under such warranties. Upon the request of Buyer, Seller shall give notice to any such manufacturers, maintenance facilities and overhaul agencies of the assignment of such warranties to Buyer.

(c)	Warranty Disclaimers and Prior Representations.

(i)	THE ENGINES, THE PARTS THEREOF, THE ENGINE RECORDS, AND ANY OTHER THING DELIVERED, SOLD OR TRANSFERRED HEREUNDER ARE BEING SOLD AND TRANSFERRED TO BUYER AND ACCEPTED BY BUYER HEREUNDER “AS-IS, WHERE-IS,” WITH ALL FAULTS, AND EXCEPT AS EXPRESSLY SET FORTH IN AGREEMENT AND THE BILL OF SALE, WITHOUT ANY REPRESENTATION, GUARANTEE OR WARRANTY OF SELLER OR ANY SELLER INDEMNITEE EXPRESS OR IMPLIED, OF ANY KIND, ARISING BY LAW OR OTHERWISE AS TO THE CONDITION THEREOF.

(ii)	BUYER UNCONDITIONALLY AGREES THAT, AS BETWEEN BUYER AND SELLER THE ENGINES AND EACH PART THEREOF ARE SOLD AND PURCHASED IN AN “AS IS, WHERE IS”, “WITH ALL FAULTS” CONDITION AS OF THE CLOSING DATE, AND NO TERM, CONDITION, WARRANTY, REPRESENTATION OR COVENANT OF ANY KIND HAS BEEN ACCEPTED, MADE OR IS GIVEN BY SELLER IN RESPECT OF THE AIRWORTHINESS, VALUE, QUALITY, DURABILITY, DATE, PROCESSING, CONDITION, DESIGN, OPERATION, DESCRIPTION, MERCHANTABILITY OR FITNESS FOR USE OR PURPOSE OF THE ENGINES OR ANY PART THEREOF, AS TO THE ABSENCE OF LATENT, INHERENT OR OTHER DEFECTS (WHETHER OR NOT DISCOVERABLE), AS TO THE COMPLETENESS OR CONDITION OF ANY ENGINE RECORDS, OR AS TO THE ABSENCE OF ANY INFRINGEMENT OF ANY PATENT, COPYRIGHT, DESIGN OR OTHER PROPRIETARY RIGHTS; AND ALL CONDITIONS, WARRANTIES AND REPRESENTATIONS (OR OBLIGATION OR LIABILITY, IN CONTRACT OR IN TORT) IN RELATION TO ANY OF THOSE MATTERS, EXPRESSED OR IMPLIED, STATUTORY OR OTHERWISE, ARE EXPRESSLY EXCLUDED.

(iii)	ANY PRIOR REPRESENTATIONS OR STATEMENTS, WHETHER ORAL OR WRITTEN, MADE BY SELLER AS TO THE ENGINES, INCLUDING WITHOUT LIMITATION, AS TO THE CONDITION OR FITNESS OF THE ENGINES (INCLUDING, BUT NOT LIMITED TO, THE RELATED PARTS INSTALLED THEREON, AND/OR ANY OF THE ENGINE RECORDS) OR AN ENGINE’S CAPABILITIES OR CAPACITIES, ARE SUPERSEDED HEREBY AND ANY SUCH REPRESENTATIONS OR STATEMENTS NOT SPECIFICALLY SET FORTH IN THIS AGREEMENT ARE HEREBY WITHDRAWN BY SELLER, WILL NOT BE APPLICABLE TO THE TRANSACTIONS CONTEMPLATED HEREBY AND ARE OF NO FURTHER FORCE AND EFFECT. BUYER ACKNOWLEDGES THAT BUYER HAS NOT RELIED AND IS NOT RELYING ON ANY SUCH REPRESENTATION OR STATEMENTS.

10.	Indemnification.

(a)	Buyer Indemnity. Buyer agrees to indemnify, defend, save and hold harmless the Seller Indemnitees, in full and on demand from and against any and all losses, liabilities, actions, proceedings, penalties, fines, judgments, damages, fees, costs, expenses (including reasonable attorneys’ fees and costs), claims, obligations, or other liabilities (“Claims”) which may be alleged or incurred by a Seller Indemnitee (regardless of when same are suffered or incurred and regardless of whether caused by the negligent acts or omissions of any Seller Indemnitee): (i) arising directly or indirectly out of or in any way connected with the purchase, registration, performance, import, export, transportation, management, sale, inspection, testing, delivery, leasing, replacement, removal or redelivery, condition, ownership, manufacture, design, maintenance, service, repair, overhaul, improvement, modification or alteration, possession, control, use, operation or other activity of any Engine or relating to loss or destruction of or damage to any property, or death or injury to any Person caused by, relating to or arising from or out of (in each case whether directly or indirectly) any of the foregoing matters on or after Closing; or (ii) as a result of the breach by Buyer of any of its obligations, representations or warranties hereunder or any documents entered into in connection therewith. Notwithstanding the foregoing, Buyer’s obligations under this Section 10(a) will not extend to any Claims to the extent such Claims (1) arise out of the gross negligence or willful misconduct by any Seller Indemnitee; (2) constitute the ordinary and usual operating or overhead expenses of Seller; (3) are the result of the breach by Seller of any of its obligations, representations or warranties hereunder or any documents entered into in connection therewith; or (4) are required to be borne by Seller in accordance with any other express provision contained in this Agreement.

(b)	Seller Indemnity. Seller agrees to indemnify, defend, save and hold harmless each Buyer Indemnitee, in full and on demand from and against any and all Claims which may be alleged or incurred by a Buyer Indemnitee (regardless of when same are suffered or incurred and regardless of whether caused by the negligent acts or omissions of any Buyer Indemnitee): (i) arising directly or indirectly out of or in any way connected with the purchase, registration, performance, import, export, transportation, management, sale, inspection, testing, delivery, leasing, replacement, removal or redelivery, condition, ownership, manufacture, design, maintenance, service, repair, overhaul, improvement, modification or alteration, possession, control, use, operation or other activity of any Engine or relating to loss or destruction of or damage to any property, or death or injury to any Person caused by, relating to or arising from or out of (in each case whether directly or indirectly) any of the foregoing matters prior to Closing; or (ii) as a result of the breach by Seller of any of its obligations, representations or warranties hereunder or any documents entered into in connection therewith. Notwithstanding the foregoing, Seller’s obligations under this Section 10(b) will not extend to any Claims to the extent such Claims (1) arise out of the gross negligence or willful misconduct by any Buyer Indemnitee; (2) constitute the ordinary and usual operating or overhead expenses of Buyer; (3) are the result of the breach by Buyer of any of its obligations, representations or warranties hereunder or any documents entered into in connection therewith; or (4) are required to be borne by Buyer in accordance with any other express provision contained in this Agreement.

(c)	After-Tax Basis. Any payment under any Transaction Document, including any indemnity payment made under this Section 10, to a Buyer Indemnitee or Seller Indemnitee will include any amount necessary to hold the Buyer Indemnitee or Seller Indemnitee harmless on an after-tax basis from all withholding taxes and other taxes, fees and other charges required to be paid with respect to such payment or indemnity under all applicable laws.

11.	Insurance.

(a)	Insurances. With respect to each Engine, for a period expiring upon the earlier of (i) two (2) years after the Closing Date or (ii) upon the permanent disassembly of the Engine into piece parts (such earlier date of (i) and (ii), the "Cutoff Date"), Buyer will (or will cause) the Seller Indemnitees to be included as additional insureds on (i) aircraft third party, property damage, passenger, baggage, cargo and mail, and aviation general third party (including products) legal liability insurance and contractual liability insurance, with a combined single limit (bodily injury/property damage) in respect of such Engine, in an amount not less than $500,000,000.00 for each and every loss (and in the aggregate in respect of products and personal injury liability) when such Engine is installed on an airframe in operation or such higher amount as may be carried by such operator; or (ii) the aviation liability insurances (including bodily injury, property damage to third parties, products and completed operations insurances) in respect of the Engine in an amount not less than $50,000,000 (for each and every loss (and in the aggregate in respect of products and personal injury liability) when such Engine is removed from service.

(b)	Terms of Insurance Policies. All policies carried in accordance with Section 11(a) and any policies taken out in substitution or replacement for any such policies, shall be maintained with insurers of recognized standing and normally participating in the leading international commercial aviation insurance markets (through reinsurance, if necessary) and reasonably acceptable to Seller. Further all policies shall:

(i)	name the Seller Indemnitees as additional insureds;

(ii)	provide that the Seller Indemnitees have no responsibility for payment of premium;

(iii)	provide that the insurers will waive any rights of subrogation, setoff, recoupment, counterclaim or any other deduction, by attachment or otherwise;

(iv)	provide that the insurance as to the interests of each Seller Indemnitee not be invalidated by any action or inaction by any other assured. Each Seller Indemnitee will be covered for its respective interest notwithstanding any breach or violation of warranty, condition or declaration, or by any non-disclosure or any false statement concerning the policy or the subject thereof, whether occurring before or after the date of this Agreement, or whether before or after the loss;

(v)	be primary without rights of contribution in relation to any other insurance, and not subject to average;

(vi)	include a severability of interest endorsement;

(vii)	operate in all respects as if a separate policy had been issued to and covering each insured thereunder; provided, however, that the total liability under the policy will not exceed the limits of liability under the policy; and

(viii)	provide that no cancellation or material change of the insurance occurs without 30 days' (or 10 days’ with respect to non-payment of premium and 7 days’ (or such lesser period as may be available with respect to War and Allied Perils) advance written notice to Seller.

Buyer shall provide Seller with an insurance certificate in compliance with this Section 11 prior to the Closing Date and annually thereafter at renewal until the Cutoff Date.

12.	Representations, Warranties and Covenants of Buyer. Buyer represents, warrants and covenants the following to Seller as of the date hereof and as of each Closing Date:

(a)	Organization, Etc. Buyer is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to enter into and perform its obligations under this Agreement and each other Transaction Document to which it is party.

(b)	Corporate Authorization. Buyer has taken, or caused to be taken, all necessary company or organizational action (including, without limitation, the obtaining of any consent or approval of any of its members or any managers required by its certificate of incorporation, by-laws or other charter documents) to authorize the execution and delivery of this Agreement and each other Transaction Document to which it is party and the performance of its obligations hereunder and thereunder.

(c)	No Violation. The execution and delivery by Buyer of this Agreement and each other Transaction Document to which it is party, the performance by Buyer of its obligations hereunder and thereunder, and the consummation by Buyer on the date hereof and on the Closing Date of the transactions contemplated hereby and thereby, do not and will not (i) violate or contravene any provision of the constitutive documents of Buyer, (ii) violate or contravene any law applicable to or binding on Buyer, or (iii) violate, contravene or constitute any default under, or result in the creation of any Lien under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, lease, loan or other material agreement, instrument or document to which Buyer is a party or by which Buyer or any of its properties is or may be bound or affected.

(d)	Approvals. The execution and delivery by Buyer of this Agreement and each other Transaction Document to which it is party, the performance by Buyer of its obligations hereunder and thereunder, and the consummation by Buyer on the date hereof and on the Closing Date of the transactions contemplated hereby or thereby, do not and will not require the consent, approval or authorization of, or the giving of notice to, or the registration with, or the recording or filing of any documents with, or the taking of any other action in respect of, (i) any trustee or other holder of any debt of Buyer, or (ii) any Government Entity.

(e)	Valid and Binding Agreement. This Agreement and each other Transaction Document to which Buyer is a party has been or will be duly authorized, executed and delivered by Buyer and, assuming the due authorization, execution and delivery by the other party or parties thereto, this Agreement and each other Transaction Document to which Buyer is a party constitute the legal, valid and binding obligations of Buyer and is enforceable against Buyer in accordance with the terms hereof and thereof, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium and other similar laws affecting the rights of creditors generally and general principles of equity, whether considered in a proceeding at law or in equity.

(f)	Litigation. There are no pending or, to the actual knowledge of Buyer, threatened actions or proceedings against Buyer before any court, administrative agency or tribunal which, if determined adversely to Buyer, would adversely affect the ability of Buyer to perform any of its obligations under this Agreement.

(g)	Compliance with Laws. Buyer is not purchasing the Engines on behalf of, or for purpose of resale to, another Person to whom the exportation or transfer of the Engines is prohibited or restricted under Trade Control Laws.

(h)	Solvency. Buyer is not subject to any bankruptcy proceedings.

13.	Representations, Warranties and Covenants of Seller. Seller represents, warrants and covenants the following to Buyer as of the date hereof and as of each Closing Date:

(a)	Organization, Etc. Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all requisite power and authority to enter into and perform its obligations under this Agreement and each other Transaction Document to which it is party.

(b)	Authorization. Seller has taken, or caused to be taken, all necessary company or organizational action (including, without limitation, the obtaining of any consent or approval of any of its members or any managers required by its certificate of formation, operating agreement or other charter documents) to authorize the execution and delivery of this Agreement and each other Transaction Document to which it is party and the performance of its obligations hereunder and thereunder.

(c)	No Violation. The execution and delivery by Seller of this Agreement and each other Transaction Document to which it is party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller on the date hereof and on the Closing Date of the transactions contemplated hereby and thereby, do not and will not (i) violate or contravene any provision of any certificate of formation or other charter documents of Seller, (ii) violate or contravene any law applicable to or binding on Seller, or (iii) violate, contravene or constitute any default under, or result in the creation of any Lien under, any indenture, mortgage, chattel mortgage, deed of trust, conditional sales contract, lease, loan or other material agreement, instrument or document to which Seller is a party or by which Seller or any of its properties is or may be bound or affected.

(d)	Approvals. The execution and delivery by Seller of this Agreement and each other Transaction Document to which it is party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller on the date hereof and on the Closing Date of the transactions contemplated hereby or thereby, do not and will not require the consent, approval or authorization of, or the giving of notice to, or the registration with, or the recording or filing of any documents with, or the taking of any other action in respect of, (i) any trustee or other holder of any debt of Seller, or (ii) any Government Entity.

(e)	Valid and Binding Agreement. This Agreement and each other Transaction Document to which Seller is a party has been duly authorized, executed and delivered by Seller and, assuming the due authorization, execution and delivery by the other party or parties thereto, this Agreement and each other Transaction Document to which Seller is a party constitute the legal, valid and binding obligations of Seller, enforceable against Seller in accordance with the terms hereof and thereof, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, receivership, moratorium and other similar laws affecting the rights of creditors generally and general principles of equity, whether considered in a proceeding at law or in equity.

(f)	Litigation. There are no pending or, to the actual knowledge of Seller, threatened actions or proceedings against Seller before any court, administrative agency or tribunal which, if determined adversely to Seller, would adversely affect the ability of Seller to perform any of its obligations under this Agreement.

(g)	Title. Seller hereby represents, warrants and covenants that it is the sole owner of, and on the Closing Date, upon delivery of the Bill of Sale by Seller to Buyer for an Engine, Seller will transfer full good and marketable legal and beneficial title to such Engine to Buyer free and clear of all Liens other than Permitted Liens

(h)	Solvency. Seller is not subject to any bankruptcy proceedings.

(i)	Closing Date Representations. To Seller’s Actual Knowledge, as of the Closing Date for an Engine: (i) no Event of Default has occurred and is continuing under the Lease for such Engine; (ii) such Engine has not suffered a Casualty Event; and (iii) such Engine has not suffered any Material Damage since the date of this Agreement which has not been repaired, in the reasonable determination of Seller. For purposes of this Agreement, the term “Actual Knowledge” is defined as the actual knowledge of an officer or employee of the Seller who is responsible for the day-to-day administration of the applicable Lease Agreement as provable by direct evidence.

14.	Notices. Any notices required or permitted to be given hereunder (each referred to as a “Notice”) shall be in writing and shall be given to the Parties at their respective addresses shown below, or to such other address as either Party may subsequently notify the other:

If to Seller:	If to Buyer:
AVEAN ENGINE SOLUTIONS, LLC [***] [***] Attn: [***] Email: [***]	ETHZILLA AEROSPACE LLC [***] [***] Attn: McAndrew Rudisill Email: [***]

All Notices shall be delivered by personal delivery, nationally recognized overnight courier (with all fees pre-paid), or email (with confirmation of transmission), or certified or registered mail (in each case, return receipt requested, postage pre-paid). Except as otherwise provided in this Agreement, a Notice is effective only (a) upon receipt by the receiving Party, and (b) if the Party giving the Notice has complied with the requirements of this Section 14.

15.	Further Assurances. Each Party agrees to take such further actions as may be reasonably requested by the other Party in order to carry out the intent of the Parties as expressed herein.

16.	Entire Agreement and Amendments. This Agreement and the attachments contain the entire agreement of the Parties with regard to the transaction described herein and supersede any previous negotiations, understandings, or agreements pertaining to that transaction. This Agreement may not be amended except by a subsequent writing signed by authorized representatives of both Parties. Seller and Buyer acknowledge and agree that there have been no representations, warranties, promises, guarantees or agreements, express or implied, made by either Party (or its respective representatives) in connection with the transactions contemplated by this Agreement, except as expressly set forth herein.

17.	No Third-Party Beneficiaries. Except as expressly set forth in Sections 3(c), 10(a), and 10(b), this Agreement is for the sole benefit of the Parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

18.	Assignment. Neither Seller nor Buyer may assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of the other Party, which consent shall not be unreasonably withheld or conditioned.

19.	Severability. If any term or provision of this Agreement is invalid, illegal, or unenforceable in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal, or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

20.	Governing Law and Jurisdiction. This Agreement is governed by, and construed in accordance with, the laws of the State of Florida, applicable to contracts made and to be performed entirely within such State without regard for conflict of law principles. The Parties consent and hereby submit to the non-exclusive jurisdiction of the state and federal courts located in West Palm Beach, Florida in connection with any action or proceeding brought in connection with this Agreement and irrevocably waive any claim or defense based on inconvenient forum or improper venue in relation to any action or proceeding brought in such courts. The United Nations Convention on Contracts for the International Sale of Goods, 1980, and any amendment or successor thereto shall not apply to this Agreement.

21.	Waiver of Jury Trial. EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LEGAL ACTION, PROCEEDING, CAUSE OF ACTION, OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, INCLUDING ANY EXHIBITS AND SCHEDULES ATTACHED TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT THE OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) IT HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) IT MAKES THIS WAIVER KNOWINGLY AND VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

22.	Fees and Costs. Except as otherwise expressly provided herein or any Lease Assignment, each Party will be responsible for and will pay the costs and expenses incurred by it in connection with the negotiation and drafting of this Agreement and the consummation of the transactions contemplated hereby, including attorneys’ fees and expenses and technical, inspection and/or appraisal costs. Each Party further agrees that it will each pay fifty percent (50%) of all costs and expenses incurred by the Lessee. Buyer agrees to be responsible for any costs or expenses incurred in connection with any registration or filing effected in consequence of the transactions contemplated hereby.

23.	Survival. The Parties further agree and confirm that their obligations and agreements with respect to Taxes, insurance, indemnification and confidentiality set forth herein will survive the execution and delivery of this Agreement and the payment of the Purchase Price for the Engines hereunder

24.	Limitation of Consequential Damages. No Party will in any event be liable to any other Party for any indirect, special, consequential or punitive damages arising out of any breach or otherwise in respect of this Agreement or the subject matter hereof, except, for the avoidance of doubt, to the extent the indemnification provisions hereunder require an indemnity in respect of such damages which are recoverable by a Person not a party to this Agreement against a Seller Indemnitee or a Buyer Indemnitee, it being understood that this provision will not limit or expand the scope or content of such indemnification provisions.

25.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by email, or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

26.	Time of the Essence. Time shall be of the essence in this Agreement.

27.	No Brokers. The Seller and the Buyer hereby represent and warrant to the other that it has not paid, agreed to pay or caused to be paid directly or indirectly in any form, any commission, percentage, contingent fee, brokerage or other similar payments of any kind, in connection with the establishment or operation of this Agreement, to any person (other than fees payable by each Party to its legal advisers and other professional advisers), and the Seller and the Buyer hereby indemnify the other on demand against any loss caused by a breach of the foregoing representation and warranty.

28.	Confidentiality. The Buyer and the Seller shall, and shall procure that their respective officers, employees and agents shall, keep confidential and shall not, without the prior written consent of the other Party, disclose to any third party, this Agreement or any of the terms or conditions of this Agreement or any documents or materials supplied by or on behalf of another Party in connection with this Agreement; provided, however, that nothing herein shall prevent the Buyer or its parent corporation from disclosing the full text of this Agreement as an exhibit to, or the material terms of this Agreement in, any filing with the U.S. Securities and Exchange Commission (the “SEC”), to the extent required by applicable law, rule, or regulation, including, without limitation, the Buyer’s parent corporation’s filing obligations with the SEC, provided that the Buyer and its parent corporation shall keep confidential the bank account information of the Seller as set forth in Section 3(b) hereof in any such disclosure with the SEC and if a copy of this Agreement will be filed with the SEC, Buyer will redact all commercially sensitive information from the Agreement and provide the redacted copy of this Agreement for review and comment prior to filing it with the SEC.

29.	Export Controls.

(a)	Buyer acknowledges that this Agreement is subject to Trade Control Laws.

(b)	Each Party will comply (and is in compliance) in all respects with all applicable Trade Control Laws relating to the ownership, installation, operation, movement, marketing and maintenance of the Engines. To this effect, the Parties acknowledge that the Engines are subject to the Trade Control Laws and Buyer further agrees that it will not sell, transfer or lease any Engine to any Person that is: (i) a target of (or subject to) U.S., European Union, United Kingdom or United Nations economic, financial or trade sanctions in force from time to time; (ii) named, identified or described on any blocked persons list, specially designated nationals list, prohibited persons list, or other official list of restricted persons with whom U.S., European Union, United Kingdom or United Nations persons, or Persons otherwise subject to the jurisdiction of the U.S., the European Union, the United Kingdom or United Nations may not conduct business, including, but not limited to, restricted party lists published or maintained by (I) OFAC, (II) the U.S. Department of Commerce, (III) the U.S. Department of State, (IV) the European Union or (V) His Majesty’s Treasury of the United Kingdom; or (iii) owned or controlled by, or an actor on behalf of, any Person described in clauses (i) or (ii). Seller warrants that it did not acquire the Engines from, or prior to Closing, relinquish control of the Engines to any Person described in clauses (i) or (ii).

30.	Filings and Registrations. Buyer and Seller each hereby agree to cooperate with each other to effect, maintain and discharge any and all filings and registrations as may be necessary to protect either Seller’s or Buyer’s right, title or interest in and to the Engines which may be necessary or desirable to be filed or registered in relation to the Convention On International Interests, In Mobile Equipment, and the Aircraft Protocol thereto and matters specific to aircraft equipment signed at Cape Town on 16 November 2001.

[signature page follows]

IN WITNESS WHEREOF, each of Seller and Buyer executed this Agreement as of the date shown at the beginning of this Agreement.

Seller:

AVEAN ENGINE SOLUTIONS, LLC

By:	/s/ Tyler Norman
Name:	Tyler Norman
Title:	President and CEO

Buyer:

ETHZILLA AEROSPACE LLC

By:	/s/ McAndrew Rudisill
Name:	McAndrew Rudisill
Title:	Chairman & CEO